July 29, 2025

Dennis O   Leary
Chief Executive Officer
DarkPulse, Inc.
3 Columbus Circle
Floor 15
New York , NY 10019

       Re: DarkPulse, Inc.
           Registration Statement on Form S-1
           Filed July 21, 2025
           File No. 333-288806
Dear Dennis O   Leary:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Edwin Kim at 202-551-3297 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Brian Higley, Esq.